Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	Three months Ended January 31,		Six months Ended January 31,
	2011	2010	2011	2010
Net income available to stockholders	$1,777	$2,262	$4,296	$4,456
Less: Distributed and undistributed earnings allocated to nonvested stock	(29)	(7)	(50)	(16)
Earnings available to common shareholders	$1,748	$2,255	$4,246	$4,440
Shares Calculation
Average shares outstanding – Basic Common	5,079	5,206	5,082	5,200
Average shares outstanding – Basic Class B Common	1,908	1,890	1,902	1,885
Potential Common Stock relating to stock options	110	173	128	174
Average shares outstanding – Assuming dilution	7,097	7,269	7,112	7,259
Net Income Per Share: Basic Common	$0.27	$0.34	$0.65	$0.67
Net Income Per Share: Basic Class B Common	$0.20	$0.26	$0.49	$0.50
Net Income Per Share: Diluted	$0.25	$0.31	$0.60	$0.61